PRIMARY METALS INC.

07022697

April 10, 2007

SUPPL

Securities & Exchange Commission
100 F Street NE
Washington, DC
USA 20549

SEC MAIL PROCESSING RECEIVED APR 17 2007 WASH. D.C. 185 SECTION

Attention: Filing Desk

Re: File No. 82-35031

Please find enclosed copies of the following documents:

PROCESSED APR 23 2007 THOMSON FINANCIAL

- News Releases dated:
  March 15, 2007
  March 16, 2007
  March 29, 2007

- Form 45-102F1 Notice of Intention to Distribute Securities under Section 2.8 of NI 45-102 Resale of Securities

- Amended Report to Shareholders and Management Discussion and Analysis for the Nine Months ended December 31, 2006 – dated February 27, 2007

Yours sincerely,

per L. Stefan
James Robertson
Director

dw 4/19

Suite 306
850 Hastings St. W
Vancouver BC
Canada V6C 1E1
Telephone
604.669.8988
Fax
604.669.2744

82-35031

PRIMARY METALS INC.

NEWS RELEASE

Primary Metals Reports Plans for Panasqueira Tungsten Mine

March 15, 2007 **TSXV: PMI**

Primary Metals Inc. ("Primary" or "Company") is pleased to report progress at its Panasqueira tungsten mine in Portugal. Excavation of the new D9 ramp that has been developed between mine Levels 2 and 3 to access new resources has now been completed. Preparation for mining is underway and stoping of the new zones using the Company's new low profile mining equipment is expected to commence later this year.

As a result of opening new areas for mining, the Company expects to see continued gradual improvement in mined ore grade. The grade has been approximately 0.17% WO_3 (tungsten trioxide) in recent months, significantly lower than the grade of 0.233% WO_3 for proven and probable reserves reported in the Company's independent NI 43-101 estimates of 2006 (see news release dated June 19, 2006, and the Technical Report filed on www.sedar.com). The lower grade has resulted from the treatment of development material of marginal grade plus the lack of sufficient working areas that resulted from insufficient mine development in past years.

One of the objectives during the past two years has been to address mine development and the assurance of sufficient reserves and resources for mining over the next eight years or more. New mine estimates are expected to be released before the end of this month. Work has also resulted in an improved definition of areas for stoping.

As a result of completion of much of this work, it is planned that development work will be reduced from 200 metres per month to around 120 metres per month and that stoping of reserves will be more selective using exclusively the full fleet of low profile mining equipment recently introduced at the mine. The target is to reduce stoping widths from the historical 2.2 metres to 2.0 metres by the end of the year, resulting in a reduction of mine dilution throughout mine level 3. It is expected that these changes will result in a reduction in the mine's labour force from 315 to 285 people by April 2007, with further expected reductions to around 260 people by year end.

In the processing plant, a new hydrosizer is now operating and new duplex tables are in place ready for commissioning. This is expected to improve the mill's efficiency and result in a small but important increase in the process plant's recovery of tungsten.

Overall, these improvements and the plans for the year are expected to effect a reduction of costs while maintaining current concentrate production levels at the Panasquiera mine, thus resulting in increased earnings.

Suite 306 – 850 West Hastings Street
Vancouver BC V6C 1E1 Canada
Telephone 604.669.8988 Fax 604.669.2744

Primary Metals Inc. owns a 100 percent interest in the Panasqueira tungsten mine in Portugal and is currently producing wolframite concentrates containing some 100,000 MTUs of tungsten trioxide per annum (1 MTU = 1 metric tonne unit or 10 kilograms) with further improvements underway. Tungsten is currently trading at around US$260 per MTU. The Panasqueira mine has a long history of production of high-quality wolframite concentrates and is the dominant producer of high-grade tungsten concentrates outside China. Further information is available at www.sedar.com and on the Company's website at www.primarymetals.ca

On Behalf of the Board of Directors,

"James Robertson"

James Robertson, P. Eng., Director

For further information contact:

Vancouver Office:
James Robertson
Phone: 604.669.8988
Email: info@primarymetals.ca
Website: www.primarymetals.ca

Investor Relations:
Jamie Mathers, Ascenta Capital Partners
Phone: 604.684.4743 extension 236
Toll free: 1.866.684.4743
Email: jamie@ascentacapital.com

James Robertson, P. Eng., is a Qualified Person for Primary and has reviewed and approved the information contained in this News Release.

82-35031

PRIMARY METALS INC.

NEWS RELEASE

Primary Metals Reports Progress on Argimela Tin Deposit

March 16, 2007 **TSXV: PMI**

Primary Metals Inc. (TSXV: PMI) (the "Company" or "Primary") is pleased to report progress regarding its Argimela tin deposit in eastern Portugal. The Company holds a licence for Argimela where historical exploration has demonstrated a large tonnage of low-grade tin mineralisation (see News Release dated April 6, 2006). Records indicate that the historical work assessed only the potential for oxide tin in the form of cassiterite and no analysis for tin in the form of sulphides was undertaken.

Recent work by the Company on samples of drill core from three holes drilled by the Portuguese State Mine Department between 1976 and 1979 has confirmed that tin sulphide mineralisation in the form of stannite does occur in the deposit together with the tin oxide cassiterite. Core from three drill holes, which totalled 1,523 metres in length and showed mineralization throughout, was examined and split for analysis. So far, results available from 135 samples indicate that the total tin content is about 30% higher than the oxide tin content. Further analytical work is underway.

Analysis for oxide tin was undertaken at the Company's assay laboratory at its Panasqueira mine in Portugal using standard wet chemical techniques. In addition, the samples were assayed for total tin using X-ray fluorescent spectroscopy at the Portuguese State Instituto Nacional de Engenharia, Tecnologia e Inovação ("INETI"). This technique is semi-quantitative and therefore the results should only be considered as indicative, serving to demonstrate the additional potential for tin values in the deposit.

In addition, the lithium minerals ambligonite and triphylite have been identified. The lithium content of the samples appears to be significant and the economic potential for lithium in the deposit is under review.

A historical (1979) estimate indicated a near-surface open pit resource of 77.6 million tonnes grading 0.057% Sn (tin), including 18.4 million tonnes with a grade of 0.084% Sn based on old mine workings and drill holes. This estimate pre-dates NI 43-101 and is considered historical in nature (see News Release dated April 6, 2006). The London Metal Exchange daily official price for tin is currently around US$13,650 per tonne. Any improvement in tin content, resulting from previously unreported stannite values and potential lithium values, could significantly improve the economics of the deposit.

The Argimela tin deposit exists in schists with mineralization in several sub-vertical quartz veins, varying in width from five to 30 centimetres, with a one-metre frequency and abundant veinlets

and stockwork. Past drill holes show that this frequency of veins continues to depth. The historical estimates noted previously include material from surface to an average depth of 155 metres below surface. There are historical indications that mineralization continues to greater depths.

Analytical work is continuing on available core samples and a preliminary core drilling programme of 560 metres is underway. The Company will also continue to assess the metallurgical aspects and the economic potential of the Argimela tin deposit and is currently considering possible options with respect to potential joint ventures.

About Primary Metals

Primary Metals Inc. is a TSX Venture Exchange listed company which owns 100% interest in the Panasqueira tungsten mine in Portugal, currently producing wolframite concentrates containing some 100,000 MTU's of tungsten trioxide per annum (1 MTU = 1 metric tonne unit or 10 kilograms). The mine has operated almost continuously for 110 years. Further information may be found on the Company's website at www.primarymetals.ca and on SEDAR at www.sedar.com

On Behalf of the Board of Directors,

"James Robertson"

James Robertson, P. Eng., Director

For further information contact:

Vancouver Office:
James Robertson
Phone: 604.669.8988
Email: info@primarymetals.ca
Website: www.primarymetals.ca

Investor Relations:
Jamie Mathers, Ascenta Capital Partners Inc.
Phone: 604.628.5800 extension 236
Toll free: 1.866.684.4209
Email: info@ascentacapital.com

James Robertson, P. Eng., is a Qualified Person for Primary Metals Inc. and has reviewed and approved the information contained in this release. The historical resource estimates provided in this release are presented in a report dated July 18, 1979 on the Argimela Tin Prospect by Dan D. Greig for Essex Minerals Co., a subsidiary of United States Steel Corporation utilizing extensive information dating back to the 1960's.

82-35031

PRIMARY
METALS
INC.

NEWS RELEASE

Primary Metals Announces Increased NI 43-101 Resource Estimates for Panasqueira Tungsten Mine

March 29, 2007 **TSXV: PMI**

VANCOUVER, BRITISH COLUMBIA – Primary Metals Inc. (TSX-V:PMI) ("Primary" or the "Company") is pleased to announce the completion of new resource estimates for its 3,000 tonne per day Panasqueira tungsten mine operating in Portugal. The 2007 figures result in an increase in reserves and resources and an increase in grade compared to the 2006 estimates *(see News Release dated June 23, 2006 and Technical Report filed on www.sedar.com in August 2006).*

The total Proven and Probable Reserve estimate has increased to 2.43 million tonnes with a grade of 0.243% WO_3 (tungsten trioxide) compared to the 2006 estimate of 1.39 million tonnes with a grade of 0.233% WO_3. This shows an increase of one million tonnes together with a small increase in the tungsten grade of the reserves. The Proven and Probable Reserves estimates combined with the Indicated Resource estimates total 5.13 million tonnes, an increase from the 4.65 million tonnes estimated in 2006. The proven and probable reserves are sufficient to provide feed to the process plant for four years at the current operating rate of 600,000 tonnes per year, assuming tungsten prices near current levels or higher and the indicated resources, if converted to reserves, would provide a further 4.5 years of plant feed. All of the reserves are accessible from existing workings; some of the resources will require additional mine development for access.

Estimated Proven and Probable Reserves total 2,430,000 tonnes at a grade of 0.243% WO_3 (containing 590,000 MTU tungsten) with additional Indicated Resources of 2,700,000 tonnes at a grade of 0.277% WO_3 and containing a further 748,000 MTU tungsten *(1 MTU = One Metric Tonne Unit or 10 kilograms of contained WO_3. The mean quoted European price for tungsten is currently US$260 per MTU of WO_3)*. In addition, there are a further 1.8 million tonnes of Inferred Resources with a grade of 0.224% WO_3, as well as additional exploration potential.

Together, the Proven and Probable Reserves and Indicated Resources total 5,130,000 tonnes with a grade of 0.261% WO_3 and contain 1,340,000 MTUs of tungsten trioxide.

"We have recently completed our new D9 development ramp between mine Levels 2 and 3 to start opening up the new reserves. The additional information resulting from this work has enabled upgrading of nearly one million tonnes of indicated resources to the Probable Reserve category," said Lewis Black, Chairman of the Company. "These new estimates, together with our recently announced plans to reduce mine costs and increase revenues, confirm our confidence in continuing to invest in the long term future of the Panasqueira mine. The presence

of wolframite in the newly-developed D9 area of the mine opens a large under-explored area of Levels 2 and 3 from D9 all the way to the northern PanDeep area of the Panasqueira mine," he stated. "We also anticipate continued strength in tungsten prices."

These estimates are based on data available on January 1, 2007 and are compliant with National Instrument (NI) 43-101. They were prepared in conjunction with mine staff by David Gunning, P. Eng. of OreQuest Consultants Ltd. OreQuest is an independent consulting firm based in Vancouver, British Columbia with over 20 years of experience specializing in minerals exploration, production and evaluation and with extensive experience in all aspects of NI 43-101.

The reserve and resource estimates are summarized as follows:

CIM STANDARD RESERVE CLASSIFICATION 2007				
RESERVE AND RESOURCE CLASSIFICATION	Level	Tonnes	% WO_3	Contained WO_3 (MTU)
RESERVES				
Proven Reserves	L2	113,461	0.262	29,701
	L3	354,871	0.254	90,043
TOTAL PROVEN RESERVES		**468,332**	**0.256**	**119,744**
Probable Reserves	L3 D15 South	1,007,000	0.225	227,000
	L3 D15 North	954,000	0.255	243,000
TOTAL PROBABLE RESERVES		**1,962,000**	**0.239**	**470,000**
TOTAL PROVEN AND PROBABLE RESERVES		**2,430,000**	**0.243**	**590,000**
RESOURCES				
Measured Resources (low grade)	L2	17,000	0.090	1,500
	L3	153,000	0.095	14,500
TOTAL MEASURED RESOURCES		**170,000**	**0.095**	**16,000**
Indicated Resources	L2 D15-D1	1,218,000	0.241	294,000
	L3 D15-D1	201,000	0.256	51,000
	PanDeep	1,280,000	0.315	403,000
TOTAL INDICATED RESOURCES		**2,700,000**	**0.277**	**748,000**
Inferred Resources	L2 D15-D1	275,000	0.307	84,500
	PanDeep	305,000	0.218	66,500
	L4	1,230,000	0.207	254,000
TOTAL INFERRED RESOURCES		**1,810,000**	**0.224**	**405,000**

Notes:

All of the reserves and resources are based on a cutoff grade of 0.165% WO_3. All of the reserves and resources are fully diluted to a historical mining height of 2.2 metres and are reduced by a factor of 84% which is the extraction rate using the room and pillar method at Panasqueira. Reserves in pillars are further reduced depending on the percentage available for extraction. Areas of influence for drill holes are squares of 100 or 70 metres (with the drill hole at the center of the square) depending on the vein thickness. Based on experience, indicated resources and probable reserves defined by drilling are reduced by a factor of 60%, the factor is 40% for Inferred resources. Totals may not add due to rounding.

Mineral resources that are not mineral reserves do not have demonstrated economic viability based on available information.

The Panasqueira mine has increased throughput dramatically in the last two years to capitalize on increased tungsten prices. This has come immediately after several years with minimal exploration and development in a time of low tungsten prices. The lack of development has resulted in reserves being mined before they are developed and lower than ideal head grades have resulted. In order to alleviate these problems, management initiated development and exploration programs in 2006 to ensure future production forecasts would be met.

Exploration in 2006 was conducted from surface to explore the southwest portion of Level 3 as well as infill underground drilling in the Panasqueira deep area from Level 1. Drilling in both campaigns has been successful in indicating resources. The new resources found in the southwestern part of Level 3 were almost completely extracted during the past year as this area has been the principal production area over the past few years.

Drilling from Level 1 in the northern area of the mine known as Panasqueira Deeps ("PanDeep") was also successful in indicating resources. Eleven holes were drilled vertically to fill gaps in historic data to depths of 60 metres. This program resulted in the expansion of the PanDeep resources from 874,000 tonnes of indicated resources at a grade of 0.267% WO_3 with an additional 159,000 tonnes of inferred resources at a grade of 0.181% WO_3 to 1.28 million tonnes of indicated resources at a grade of 0.315% WO_3 with an additional inferred resource of 305,000 tonnes at a grade of 0.218% WO_3.

The summer of 2006 saw the start of development of the D9 ramp, which has been driven from the Level 3 access ramp through to Level 2. A significant indicated resource of 1.16 million tonnes grading 0.283% WO_3, was included in the 2006 estimates in this area of the mine in Level 3, most of which has now been converted to the probable reserve category with the exception of 200,000 tonnes which is located below the current ramp access.

About Primary Metals

Primary Metals Inc. owns a 100 percent interest in the Panasqueira tungsten mine in Portugal and is currently producing wolframite concentrates containing some 100,000 MTUs of tungsten trioxide per annum. The Panasqueira mine has a long history of production of high-quality wolframite concentrates and is the dominant producer of high-grade tungsten concentrates outside China. Further information is available at www.sedar.com and on the Company's website at www.primarymetals.ca

In addition to operating the Panasqueira tungsten mine, the Company is assessing the potential of its nearby Argimela tin deposit and its Quinta/Banjas gold property, also located in Portugal.

On Behalf of the Board of Directors,

"James Robertson"

James Robertson, P. Eng., Director

For further information contact:

Vancouver Office:
James Robertson
Phone: 604.669.8988
Email: info@primarymetals.ca
Website: www.primarymetals.ca

Investor Relations:
Jamie Mathers, Ascenta Capital Partners Inc.
Phone: 604.684.4743 extension 236
Toll free: 1.866.684.4743
Email: info@ascentacapital.com

The TSX Venture Exchange does not accept responsibility for the adequacy or the accuracy of this release.
David Gunning, P. Eng. and George Cavey, P. Geo. are Independent Qualified Persons for Primary Metals Inc. and have reviewed and approved the contents of this release. In accordance with NI 43-1014.2(1)(j) the estimates do not constitute a material change in respect to the affairs of the Company and there is not an obligation to file a Technical Report in connection with the disclosure herein.

The Panasqueira mine is in full production regularly shipping concentrates of tungsten trioxide to its customers. Specific Quality Control/Quality Assurance ("QC/QA") procedures such as those utilized in base or precious metal mines are not in place at the mine. Instead Panasqueira assesses the performance of the assaying facility and the scales used to measure weights by comparing the mine assays with the check assays completed by their customers. To date the customer assays and company assays have been similar which forms a reliable test of the production procedures related to QC/QA that are in place at the mine.

Certain of the statements made and information contained herein is "forward-looking information" within the meaning of the Ontario Securities Act or "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation the company's expectations as to the results of planned work programs, potential mineralization, resources, reserves, mine production levels and future tungsten prices. Such statements are based on certain assumptions, including continued demand for tungsten, availability of capital, equipment and personnel to carry out and complete the planned work programs and accuracy within a reasonable range of reported exploration and development results, and involve various risks and uncertainties, including global economic factors, future commodity prices, lack of availability of equipment or personnel, and results of exploration and development. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Other important factors that could cause actual results to differ materially from the Company's expectations are disclosed under the heading "Risk Factors" and elsewhere in the Company's documents filed from time-to-time with regulatory authorities and on www.sedar.com

82-35031

Form 45-102F1

Notice of Intention to Distribute Securities under Section 2.8 of NI 45-102 *Resale of Securities*

Reporting issuer

1. Name of reporting issuer:

   Primary Metals Inc. ("PMI")

Selling security holder

2. Your name:

   Almonty LLC ("Almonty")

3. The offices or positions you hold in the reporting issuer:

   Almonty is controlled by Lewis Black and Daniel D'Amato, both of whom are directors of PMI and Mr. Black is the Chairman of PMI.

4. Are you selling securities as a lender, pledgee, mortgagee or other encumbrancer?

   No

5. Number and class of securities of the reporting issuer you beneficially own:

   Almonty owns 5,296,630 common shares and holds warrants to acquire an additional 450,000 common shares.

Distribution

6. Number and class of securities you propose to sell:

   Up to 100,000 common shares.

7. Will you sell the securities privately or on an exchange or market? If on an exchange or market, provide the name.

   The shares may be sold on the TSX Venture Exchange, or in private transactions or in a combination of such transactions.

Warning

It is an offence to submit information that, in a material respect and in light of the circumstances in which it is submitted, is misleading or untrue.

Certificate

I certify that

gcs\gcs10173

(1) I have no knowledge of a material fact or material change with respect to the issuer of the securities that has not been generally disclosed; and

(2) the information given in this form is true and complete.

Date March 13, 2007

Almonty LLC
Your name (Selling security holder)

"Daniel D'Amato"
Your signature (or if a company, the signature of your authorized signatory)

Daniel D'Amato
Name of your authorized signatory

INSTRUCTION:
File this form electronically through SEDAR with the securities regulatory authority in each jurisdiction where you sell securities and with the Canadian exchange on which the securities are listed. Where the securities are being sold on an exchange, the form should be filed in every jurisdiction across Canada.

Notice to selling security holders - collection and use of personal information
The personal information required in this form is collected for and used by the listed securities regulatory authorities to administer and enforce securities legislation in their jurisdictions. This form is publicly available by authority of National Instrument 45-102 and the securities legislation in each of the jurisdictions. The personal information collected will not be used or disclosed other than for the stated purposes without first obtaining your consent. Corporate filers should seek the consent of any individuals whose personal information appears in this form before filing this form

If you have questions about the collection and use of your personal information, or the personal information of your authorized signatory, contact any of the securities regulatory authorities listed below.

Alberta Securities Commission
4th Floor, 300 - 5th Avenue SW
Calgary, AB T2P 3C4
Attention: Information Officer
Telephone: (403) 297-6454
Facsimile: (403) 297-6156

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC V7Y 1L2
Attention: Manager, Financial and Insider Reporting
Telephone: (604) 899-6730 or (800) 373-6393 (in B.C.)
Facsimile: (604) 899-6506

Securities Commission of Newfoundland and Labrador
P.O. Box 8700
2nd Floor, West Block
Confederation Building
75 O'Leary Avenue
St. John's, NFLD A1B 4J6
Attention: Director of Securities
Telephone: (709) 729-4189
Facsimile: (709) 729-6187

Department of Justice, Northwest Territories
Legal Registries
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1st Floor, 5009-49th Street
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Attention: Director, Legal Registries
Telephone: (867) 873-7490
Facsimile: (867) 873-0243

Nova Scotia Securities Commission
2nd Floor, Joseph Howe Building
1690 Hollis Street
Halifax, NS B3J 3J9
Attention: Corporate Finance
Telephone: (902) 424-7768
Facsimile: (902) 424-4625

Department of Justice, Nunavut
Legal Registries Division
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1st Floor, Brown Building
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Attention: Director, Legal Registries Division
Telephone: (867) 975-6190
Facsimile: (867) 975-6194

Ontario Securities Commission
Suite 1903, Box 55
20 Queen Street West
Toronto, ON M5H 3S8
Attention: Administrative Assistant to the Director of Corporate Finance
Telephone: (416) 593-8314
Facsimile: (416) 593-8177

Prince Edward Island Securities Office
Consumer, Corporate and Insurance Services Division
Office of the Attorney General
P.O. Box 2000
Charlottetown, PE C1A 7N8
Attention: Registrar of Securities
Telephone: (902) 368- 4550
Fax: (902) 368-5283

Saskatchewan Financial Services Commission
Securities Division
6th Floor, 1919 Saskatchewan Drive
Regina, SK S4P 3V7
Attention: Deputy Director, Legal
Telephone: (306) 787-5879
Facsimile: (306) 787-5899

Autorité des marchés financiers
Tour de la Bourse
800 square Victoria
C.P. 246, 22e étage
Montréal, Québec H4Z 1G3
Attention: Responsible de l'accès à l'information

PRIMARY METALS INC.

Report to Shareholders and
Management Discussion and Analysis of
Financial Position and Results of Operations
For the Nine Months Ended December 31, 2006

February 27, 2007

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the audited consolidated financial statements as of and for the year ended March 31, 2006 and the unaudited interim consolidated financial statements for the nine months ended December 31, 2006.

To the Shareholders:

General
We are pleased to report results for the nine months ended December 31, 2006 from our tungsten mining operations. Tungsten prices remain strong and sales revenue for the nine-month period under review was €11,431,806. Net income for the nine-month period was €1,624,594 (CDN$2,333,404 or CDN$0.19 per share – diluted CDN$0.17 per share) before non-cash income taxes and €1,158,654 (CDN$1,664,175 or CDN$0.14 per share – diluted CDN$0.12 per share) after non-cash income taxes. Sales for the third quarter under review were €4,147,968. Net income for the quarter was €173,980 (CDN$255,855 or CDN$0.02 per share – diluted CDN$0.02 per share) before non-cash income taxes and €50,235 (CDN$73,876 or CDN$0.01 per share – diluted CDN$0.01 per share) after non-cash income taxes. Non-cash income taxes reflect the change in the Company's future income tax assets in the period.

Development work has continued at the mine and a major step has been achieved with the completion of the D9 ramp to access new areas of tungsten resources. It is expected that mining from the new zones will be underway by mid-year and that this work will positively impact the long-term operation of the Panasqueira mine. This is supported by the results of an independent NI 43-101 compliant mineral resource estimate by OreQuest Consultants Ltd. of Vancouver, BC, which were detailed in a news release on June 23, 2006. Additional new underground mining equipment was delivered by the end of the period and was fully operational by January this year.

The Company has maintained an increase in the tonnage mined due to improved efficiencies by our mining team and from the results of the additions of new equipment and materials. However, as tonnes mined increased by 15%, production of tungsten concentrate was up only 2% compared with the same period of the previous fiscal year, indicating that operations continue to feel the effect of the lack of past development work to access new mine areas and from the lower grade ore that has been mined. Recent and planned improvements and current mine planning activities are expected to result in an improvement in mined ore grade by mid-summer.

The market outlook continues to be positive and the continued strength in the price of tungsten is very encouraging for the Company's long-term prospects.

Nature of Business
The Company is listed on the TSX Venture Exchange under the symbol PMI and is engaged in the business of mining, exploration and development of mineral properties. The principal focus is the operation and improvement of the Panasqueira underground tungsten mine and processing plant in Portugal held by its wholly-owned subsidiary, Beralt Tin & Wolfram (Portugal) S.A. ("Beralt").

The mine is one of the oldest and most enduring in Europe and has managed to continue operations even in times of low tungsten demand and low prices. Operations commenced at Panasqueira a century ago and

have continued with only brief interruptions. The Company continues to improve the mine operations with a view to the long term, taking advantage of strong tungsten prices. The Company believes that the tungsten market has now changed fundamentally, primarily due to economic growth and changes within the industry in China. Beralt is able to benefit considerably from higher tungsten prices as it completes the implementation of all its plans for development.

Beralt has recently introduced modern, low profile underground mining equipment at Panasqueira. This has now demonstrated a significant increase in the rate of mining, and is now also starting to show a reduction in the quantity of waste rock handled. Two additional LHD mine units and two low profile jumbo drills were delivered in the third quarter and were in operation by January 2007. Financing for the new equipment has been provided primarily from the Company's current improved cash flow and from lease-to-own and contract financing arrangements with suppliers.

As part of the continuing mine planning process for the Panasqueira mine, the Company completed an independent resource estimate compliant with NI 43-101, the results of which were detailed in our June 23, 2006 news release. The complete report has been filed and may be viewed online at www.sedar.com or on the Company's website at www.primarymetals.ca. The total resource estimate included Proven and Probable Reserves of 1,391,000 tonnes at a grade of 0.233% WO_3 (containing 324,408 MTU's of tungsten trioxide, "WO_3") and additional Indicated Resources of 3,258,000 tonnes at a grade of 0.263% WO_3 (containing a further 856,000 MTU's of tungsten trioxide). Assuming these resources may be converted into mine reserves, it is considered that this would indicate at least a further 8 years of mine life at current mining rates. A further Inferred Resource is estimated at 1,610,000 tonnes with a grade of 0.224% WO_3 (containing a further 360,000 MTU's of tungsten trioxide) and there is additional exploration potential in the area of the mine. An updated resource estimate is underway and is expected to be available for release in March 2007. *(Note: "MTU"- Metric Tonne Unit, one hundredth of a metric tonne, or 10kg of contained tungsten trioxide. The gross value per MTU of tungsten trioxide in the form of ammonium paratungstate, APT, upon which the Company's sales price is based, is currently around US$255 per MTU).*

The Company works closely with the local municipality and has transferred the old mine areas, including buildings and any potential environmental costs, at Rio. The area will be transformed into a recreational and museum area by the municipality to boost local tourism.

While maintaining its focus on tungsten, the Company continues to seek and evaluate other opportunities within the minerals resource sector in Portugal and elsewhere. To date, the Company has been granted government permits for the nearby Argimela tin property and for the Quinta/Banjas gold project. The Company has commenced initial preliminary assessments of both projects.

Tin price is volatile and has doubled over the past year to a recent high of around US$13,500 per ton. At Argimela, located 15 kilometres from the Company's Panasqueira mine, historical work resulted in the most recent estimate in 1979 for an indicated near-surface open pit resource of some 65,000 tonnes of tin with 77.6 million tonnes at a grade of 0.057% Sn (0.57 kilograms of tin per tonne) including 18.38 million tonnes with a grade of 0.084% Sn (0.84 kilograms of tin per tonne), based on old mine workings and drill holes and including information developed by Beralt at that time. This is a historical resource and is not compliant with NI 43-101 – see News Release dated April 6, 2006. The Company is assessing the potential for previously unassayed sulphide tin and also the potential for lithium and other minerals in the deposit that would add to the unit value of the historic resource.

At the Company's Quinta/Banjas gold permit, old workings are in evidence on the property and old stopes and underground workings at Banjas are accessible and show black shales with quartz stringers, argillitic lodes and gold-arsenic-quartz mineralization in shear zones. A programme of mapping and sampling and drilling in the area is underway with results expected by mid-March.

Overall Performance

The Company continues to benefit from strong tungsten prices as well as the improved pricing of our long-term sales contract. The Company has a healthy cash and working capital position. Long-term debt is being paid down quickly, while being replaced with new debt as continued acquisitions of new equipment are made.

Morale at the mine continues to be high and recent monthly production levels at the mine have reached record levels in excess of 3,000 tonnes per day ("TPD") and monthly sales of over 10,000 MTU's have been achieved. A record daily mine output of 3,523 tonnes of ore was achieved on November 7, 2006. The mine and plant are now normally operating five days per week, excluding holidays and required maintenance periods, and average production levels are less than peak levels.

In October, mine output increased to 66,762 tonnes (compared to the previous typical monthly average of around 56,000 tonnes), and was 64,636 tonnes in November and 54,223 tonnes in the three operating weeks of December when the mine was shut down for the normal scheduled holiday period from December 23 to January 6.

The mine has suffered from a lack of past development work which has affected mined ore grade. During the past year, excavation of a new underground development ramp – the D9 ramp -- has been underway and has now been completed to access new zones of tungsten resources between levels 2 and 3 in the mine.

The grade of the proven and probable reserves from the 2006 NI 43-101 technical report has been estimated to average 0.233% WO_3 after allowing for a mining height of 2.2 metres. The new low profile mining equipment at Panasqueira is able to reduce this mining height, thereby reducing dilution with a resulting expected improvement in the grade of mill feed material. The low profile mining fleet has been enlarged with a new LHD mining unit introduced during the third quarter and two new LHD units and two new low profile jumbo drilling units delivered during the third quarter. All of this equipment is now in operation on the mine level 3 and the replaced mining equipment is used to continue production from level 2 where tungsten ore is transported out of the mine by conveyor without use of the internal mine hoist.

The performance of the new machines is very encouraging and improvements have been demonstrated and are expected to continue in the future. The Company completed a refurbishment program at a capital cost of €3.4 million during the 2006 fiscal year and has already incurred over €3.8 million in planned capital improvement expenditures since the beginning of the current fiscal year.

Selected Quarterly Information

All of the quarterly financial information referenced below has been prepared in accordance with Canadian generally accepted accounting principles, applied on a consistent basis:

(In Euros)	Q3 2007	Q2 2007	Q1 2007	Q4 2006
Total sales	4,148,000	2,522,000	4,762,000	3,088,000
Income before non-recurring items	174,000	7,000	1,186,000	574,000
Non-recurring items	-	257,000	-	-
Net income before income taxes	174,000	264,000	1,186,000	574,000
Change in future income tax assets	(124,000)	(54,000)	(289,000)	2,755,000
Net income for the period	50,000	211,000	898,000	3,329,000
Earnings per share – basic	.004	0.02	0.07	0.29
Earnings per share – diluted	.004	0.02	0.06	0.24

(In Euros)	Q3 2006	Q2 2006	Q1 2006	Q4 2005
Total sales	3,609,000	4,209,000	3,693,000	1,584,000
Income (loss) before non-recurring items	699,000	1,546,000	1,262,000	(225,000)
Non-recurring items	503,000	-	-	179,000
Net income (loss) before income taxes	1,203,000	1,546,000	1,262,000	(46,000)
Change in future income tax assets	-	-	-	-
Net income (loss) for the period	1,203,000	1,546,000	1,262,000	(46,000)
Earnings (loss) per share – basic	0.11	0.14	0.13	(0.01)
Earnings (loss) per share – diluted	0.08	0.11	0.09	(0.01)

Quarterly sales for fiscal 2006 averaged approximately €3,650,000 per quarter, with slight fluctuations due to the timing of shipments. The Company is shipping virtually all of its production as it is completed. In the fourth quarter of 2006, due to unusually high pressure on the port facilities and available vessels, the Company experienced delays at the port of Lisbon, resulting in a delay in recognizing sales that would have otherwise been included in sales for the quarter. These sales were recognized in the first quarter of fiscal 2007. Sales for the second quarter of 2007 were negatively impacted by the annual vacation and scheduled maintenance period in August. The effect of the annual vacation period was also more significant in the current year as various employees did not opt to work some or all of their vacation as they had in the prior year so that the Company could take advantage of the then rising tungsten prices. Sales for the third quarter of 2007 returned to levels more consistent with previous quarters.

Net income for the second quarter of 2007 includes a €257,000 gain on sale of assets relating to a recovery of old debts of a previous subsidiary. Net income for the third and fourth quarters of fiscal 2006 included a €503,000 gain on sale of investments and a €2,755,000 future income tax recovery, respectively. The third and fourth quarters of 2006 also experienced higher production and administrative costs compared to the first two quarters and resulted in lower overall profitability compared to the first two quarters. These costs have persisted into fiscal 2007. In addition to a general increase in all types of costs given the current economic climate, the increase in production costs is related to the fact that the mine has been operated on a minimal budget for many years while the price of tungsten was depressed. With the sudden increase in the price of tungsten that began in the first quarter of 2006, additional funds became available in the second quarter of 2006 for badly needed repairs, improvements, and upgrades of critical components of the mine and plant, which had been neglected in prior years. The Company anticipates that these costs will begin to level off and possibly decrease in the near future as the mine and plant reach a more acceptable level of repair. In addition, the Company completed a considerable amount of development work in the third and fourth quarters which resulted in the processing of lower grade ore and lower production (see *"Results of Operations"*). In addition to these factors, other negative impacts on net income for 2007 include increased amortization and depletion due to equipment acquisitions and an increased rate of mining, and increased foreign exchange losses due to the weakening of the US dollar against the Euro. The Company is also now recording a change in future income tax assets, a non-cash item, which was not part of the fiscal 2006 quarterly results.

Results of Operations

Production

Production for the third quarter of 2007 of 26,002 MTU's from 185,621 tonnes of ore processed compares to production of 23,764 MTU's from 155,629 tonnes of ore processed in the same quarter of the previous fiscal year. For the current nine-month period, the mine produced 71,343 MTU's from 478,717 tonnes of ore processed compared to 70,092 MTU's from 415,175 tonnes in the same period of the previous year.

The increase in tonnes mined over the second quarter is due to the fact that the mine shuts down for the month of August each year for annual vacations and maintenance. Tonnes mined showed a 19% improvement over the same quarter of the prior year reflecting improvements in mining operations during the current year.

During the third quarter, the process plant feed grade averaged 0.17% WO_3 compared to 0.21% WO_3 during the third quarter of 2006. The difference is due the mining of lower grade ore, partly as a result of a lack of mine development done during the earlier part of the intervening year. In addition, a certain amount of marginal ore obtained from current development work was processed in the current period to provide incremental production and to take advantage of excess capacity, further reducing the ore grade. As additional equipment is introduced, development work progresses and additional underground galleries are opened up, it is expected that the mined ore grade will show some improvement as opportunities for greater selectivity in mining are made available.

Processing plant recovery of tungsten averaged 82.3% in the third quarter of 2007 and showed an improvement over the overall 81.1% recovery in 2006 and also over the average recovery of 81.0% in the third quarter of 2006. Although the process plant feed grade was reduced, recovery is increased primarily as a result the new Knelson slimes concentrator which was operational during the third quarter and has demonstrated a small improvement in recovery of tungsten in the processing plant.

Compared to the same nine-month period of the previous year, the Company realized a 5% increase in the cost per tonne of ore mined due primarily to the fact that during the first three quarters of fiscal 2006, the Company was still operating the mine with minimal staff and equipment as it had yet to benefit from the increased cash flow resulting from the sudden increase in tungsten prices during that quarter. Costs remained unrealistically low for the first three quarters of the previous year in view of the required maintenance expense necessary for proper operations. Costs for the current period reflect a more realistic work force and include regular maintenance and repair costs, all of which will continue to be under review. In addition, the Company continues to invest cash in repairing and improving the mine and plant, which had been neglected for many years due to a prolonged period of low tungsten prices.

During the nine-month period, the Company also experienced a 12% decrease in recovered grade from 0.17% WO_3 in fiscal 2006 to 0.15% WO_3 in 2007. Consequently, the direct cost of production per MTU increased from approximately €79 for the first nine months in fiscal 2006 to approximately €95 in the current nine-month period. After factoring out distribution costs and deducting by-product credits, the cost per MTU produced was €89 for the nine-month period of the current year compared to €73 in the same period of fiscal 2006.

The improvement in tonnes produced for the current nine-month period represents a 15% increase over the previous year's period and reflects the success of the workforce and management team in meeting plans and establishing higher operating rates. Improvement due to the addition of the new pieces of equipment over the past seven quarters continues to show in the quarterly results.

Sales

Sales of 28,975 MTU's during the quarter compare to 23,429 MTU's in the same quarter of the previous fiscal year, representing a 24% increase. Sales of 77,356 MTU's during the nine-month period compare to 80,456 MTU's in the same period of the previous fiscal year, representing a 4% decrease.

Total consolidated sales for the quarter (including sales of by-products and aggregates) were €4,148,000 in 2007 compared to €3,609,000 in the previous year's quarter, representing a 15% increase. Total consolidated sales for the nine-month period (including sales of by-products and aggregates) were €11,432,000 compared to €11,512,000 in the same period of the previous year, representing a 1% decrease.

The quoted price of ammonium paratungstate ("APT"), upon which the Company's tungsten sales contract price is based, increased from a range of approximately US$139 to US$295 per MTU between March and November 2005 to a range of approximately US$246 to US$285 per MTU between March and November 2006. This represents, on average, an increase of approximately 10% over the same period of the previous year. Beralt's sales revenue is based on the mean European APT tungsten price for the month prior to shipment.

Tungsten prices for January 2007 are steady in the region of US$249 to US$255 per MTU.

The Company's sales are denominated in U.S. dollars, which impacts the Company's reported sales values as the exchange rate between the Euro and U.S. dollar changes over time. Compared to the same quarter of the previous year, the U.S. dollar weakened against the Euro, resulting in a decrease in sales values of approximately 10% on a comparative basis. Since the beginning of the current fiscal year, the U.S. dollar has weakened against the Euro by approximately 9%.

Operating Margin
The operating margin was €1,280,000 for the quarter, which represents a 5% decrease over a margin of €1,347,000 for the same quarter of fiscal 2006. Gross margin of €4,131,000 for the nine-month period decreased by 22% compared with the €5,327,000 gross margin in the previous year.

Cost of sales of €2,868,000 for the quarter was 27% higher than the €2,261,000 for the previous year's quarter. Cost of sales of €7,301,000 for the nine months was 18% higher than the €6,184,000 for the previous year's period. This increase includes the 4% decrease in the number of MTU's sold in the period, as well as a 23% increase in the cost per MTU sold in the period, due to the lower grade of ore mined and the higher repairs and maintenance work being done as part of the production process.

The lower operating margin for the period is due primarily to the reduction in the number of units sold and the increase in production costs over those of the same quarter of the previous year. Margins have also been negatively affected by the weakening of the U.S. dollar and the reduced ore grades.

Other Expenses
General and administrative costs, net of other items, totaled €1,105,000 for the quarter as compared to €649,000 in the same quarter of fiscal 2006 as follows:

(In Euros)		Q3 2007	Q3 2006
Accretion of asset retirement obligation		42,000	40,000
Administrative expenses		342,000	233,000
Amortization and depletion		291,000	170,000
Foreign exchange		159,000	(29,000)
Interest and financing		74,000	52,000
Professional fees		56,000	44,000
Stock-based compensation		146,000	144,000
Other items		(5,000)	(5,000)
	Totals	1,105,000	649,000

General and administrative expenses for the current quarter were higher than those of the prior year's due mostly to increases in administrative expenses, amortization and depletion, and interest and financing costs. Administrative expenses for the current quarter are higher than those of the prior year's due mostly to an increase in personnel costs, travel and investor relations. Amortization and depletion increased due to the increase in the units of production in the current quarter and due to the additional new mining equipment, which is being amortized over estimated useful lives set at five years for loaders and haulers and seven years for drill units. Foreign exchange adjustments vary with the levels of U.S. and Canadian

dollar denominated monetary assets and changes in these exchange rates compared to the Euro. The Company experienced significant transaction and translation losses during the period given the weakening of the US dollar against the Euro. Interest costs were higher than in fiscal 2006 due to the additional long-term debt relating to asset acquisitions. During the current quarter 229,375 options vested during the quarter resulting in stock-based compensation of €146,000 (a non-cash item).

Income
Net income after changes in future income tax assets for the current quarter of €50,000 (€0.004 per share - €0.004 per share diluted) compares to €1,203,000 (€0.11 per share - €0.08 per share diluted) recorded in the same quarter of the previous year. Income before changes in future income tax assets totaled €174,000 (€0.01 per share - €0.01 per share diluted). There were no future income tax assets recorded for the same quarter of fiscal 2006.

Net income for the current nine-month period of €1,159,000 (€0.09 per share - €0.08 per share diluted) compares to €4,011,000 (€0.38 per share - €0.29 per share diluted) recorded in the same nine-month period of the previous year.

Net income for the nine months after changes in future income tax assets, reported in Canadian dollars, amounts to $1,664,000 ($0.14 per share - $0.12 per share diluted) for the current nine-month period. Income before changes in future tax assets, reported in Canadian dollars, totaled €2,333,000 (€0.19 per share - €0.17 per share diluted).

Cash Flows
Cash flow from operating activities (before changes in non-cash working capital) for the quarter was €653,000 compared to the cash flow of €1,053,000 for the previous quarter. For the nine months ended December 31, 2006, the Company generated a positive cash flow from operations (before changes in non-cash working capital) of €2,654,000 compared to cash flow of €4,463,000 for the same period in the prior year.

Within non-cash working capital for the nine-month period, the most notable changes for the current quarter were a €487,000 increase in accounts receivable, a €144,000 increase in prepaid deposits, a €225,000 decrease in inventory, and a €799,000 Euro increase in accounts payable providing a net cash inflow of €394,000 from changes in non-cash working capital items.

For the nine-month period, the Company received €158,000 from the issuance of shares (see *"Outstanding Share Capital"*), and received a net €46,000 in long-term debt.

After taking into account €3,653,000 incurred on capital asset purchases, there was a net decrease in cash balances of €96,000 for the nine months ended December 31, 2006.

At December 31, 2006, cash balances totaled €3,026,000.

Liquidity
The working capital position of the company is positive. Current assets exceed current liabilities by €570,000 (€809,000 as at March 31, 2006). Management expects to negotiate long-term repayment provisions for the government assistance loan, for which €1,382,000 has been included in current liabilities at December 31, 2006, whereupon working capital would improve substantially.

The Company currently has capital assets financed under capital lease, term loan, or finance contracts, which total €1,869,000 and call for monthly payments of approximately €47,000. These payments are currently being covered by cash flow from operations.

With the continued strength in the price of tungsten, the Company expects that its liquidity position will continue to improve in the short term. However, with the current capital commitments and those contemplated for new equipment, and with the uncertainty of tungsten prices, there is no assurance of any long term improvement in liquidity. Until a healthy working capital position is restored, Beralt continues to be vulnerable to any event that negatively affects cash flows.

Capital Resources and Commitments

The Company's current capital resources may be less than what is necessary to undertake the desired improvement program required to take advantage of the current market prices. However, current improvements in sales revenue, if continued, will address much of the requirement for expenditures on new equipment and further mine development. The Company intends to finance further capital expenditures from operating cash flows, and has no plans to raise equity funds for the Panasqueira mine at the present time.

The Company has signed a credit facility agreement with Almonty, who provided the Company with a US$500,000 convertible line of credit. Any loan would bear interest at 5%, have a five-year term, and would be convertible into units comprising one share and one share purchase warrant at a conversion price fixed at the date of the drawdown. There have been no drawdowns to date.

No specific expenditures are required to keep the company's mining rights and property assets in good standing. Under the Company's mining leases, mining operations must continue, unless suspended with proper authority.

The Company's estimated asset retirement obligation is currently unfunded, and will likely remain so for the foreseeable future.

The Company has entered into management contracts with two of its directors for administrative and management services for one-year terms. The two contracts call for monthly payments of Cdn $5,000 and US$2,500 per month, respectively.

Outstanding Share Capital

As at December 31, 2006 (and as at the date hereof), the Company had outstanding 12,490,259 common shares. In addition, the Company had outstanding 1,518,125 share purchase options and 950,000 share purchase warrants for total diluted shares outstanding of 14,958,384.

During the nine-month period, the Company issued 500,000 shares upon the exercise of share purchase warrants for total cash proceeds of €106,375 and issued 323,750 shares upon the exercise of share purchase options for total cash proceeds of €52,092.

Auditor

The Company's auditors for the year ended March 31, 2007, Staley Okada & Partners (Staley Okada), have entered into a transaction with PricewaterhouseCoopers LLP (PwC) under which certain assets of Staley Okada were sold to PwC and a number of the professional staff and partners of Staley Okada joined PwC either as employees or partners and will carry on practicing as members of PwC. The directors subsequently appointed PwC as the Company's auditors for the year ending March 31, 2007.

Off-Balance Sheet Arrangements

The Company had no off-balance sheet arrangements as at December 31, 2006 or as at the date hereof.

Related Parties

During the quarter, marketing, consulting, and management fees of €119,501 (2006 – €106,587) were paid to directors of the Company. The increase in such fees paid to directors is due to the increase in

activity in the Company resulting directly from the increase in the price of tungsten, and the Company's actions taken to take advantage of the current prices, which included arranging for the acquisition of new equipment, and implementing new maintenance standards. In addition, directors of the Company have been providing an increased level of investor relations information due to the recent interest in the Company's stock. The Company currently has no salaried employees to handle some of these functions.

During fiscal 2006, the Company signed an exclusive multi-year sales agreement negotiated by Almonty, a major shareholder of the Company, prior to its participation in management of the Company. For its part in renegotiating the contract, Almonty shares equally in any incremental revenues realized from sales under the new contract above revenues that would have resulted from the old contract. In addition, Almonty agreed to pay 50% of the remaining twelve monthly lease payments of US$44,750 due under Beralt's US$500,000 capital lease. Sales revenues received in the nine-month period under the new agreement exceeded those that would have been received under the old agreement by €3,139,654 (2006 - €2,800,294). Accordingly, during the period, the Company paid Almonty its share of incremental revenues, net of €17,847 (2006 - €148,419) in lease payments paid by Almonty, totalling €1,551,980 (2006 - €1,256,138). The significance of these payments is recognized and is currently under review and consideration.

Changes in Accounting Policies

There were no changes in accounting policies during the quarter.

Financial Instruments

The Company's financial instruments consist of cash, accounts receivable, export loan payable, government assistance loan, accounts payable and accrued liabilities, and long-term debt. The fair value of these financial instruments approximates their carrying values, unless otherwise noted. The Company is exposed to significant currency and credit risks arising from these financial instruments as follows:

As described above (see "*Nature of Business*" and "*Results of Operations – Sales*"), the Company is exposed to currency risk due to the fact that its sales are denominated in U.S. funds while its operating costs are denominated in Euros. The Company's sales and trade receivables are negatively impacted by increases in the Euro versus the U.S. dollar. This risk is partially mitigated by the fact that the Company has a significant amount of long-term debt that is denominated in U.S. dollars, which is positively impacted by increases in the Euro versus the U.S. dollar.

The Company sells substantially all of its concentrate to one customer; therefore, substantially all of the Company's accounts receivable is due by this customer. The Company monitors the collection of its accounts receivable carefully, and to date, has had no bad debts resulting from trade credit extended to this customer.

Disclosure Controls and Procedures

The Company continues to refine its disclosure controls and procedures from time to time, and the CEO and CFO have concluded that, during the quarter, the process effectively ensured that material information was accumulated and communicated to management in sufficient time for management to make decisions regarding the Company's disclosure required by securities legislation.

Risks and Contingencies

There continues to be a risk that Beralt will be unable to sufficiently progress its improvement program and will fail to maintain profitable operations. The recent improvement in the price of tungsten has mitigated this risk to a certain degree, however, there is no assurance that profitable price levels will persist. Should these prices not continue, and should the necessary investments in equipment and mine development not be made or be sufficient to maintain profitability, eventual closure of Beralt could result, and it would be unlikely that Beralt would be able to meet all its obligations, including those arising due

to a closure. In such a case, the Company would be required to write-off its investment in Beralt and seek other activities.

The Company and Beralt continue to face the possibility of further negative fluctuations in the exchange value of the U.S. dollar. No reasonable action by the Company can mitigate this risk.

Discussion of the Company, its operations and associated risks is further described in the Company's filings, available for viewing at www.sedar.com.

Investor Relations

With respect to public relations, the Company provides information from its corporate offices to investors and brokers directly. It also has a month to month agreement with Ascenta Capital Inc. of Vancouver, BC and a short term agreement with Plation, Inc. of Switzerland.

Forward Looking Statements

Certain of the statements made and information contained herein is "forward-looking information" within the meaning of the Ontario Securities Act or "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the continuation of production, the interpretation of drill results and the estimation of mineral resources, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development and production results will not be consistent with the Company's expectations, accidents, equipment breakdowns, title matters and surface access, labour disputes, the potential for delays in exploration and production activities, the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described in the Company's filings on www.sedar.com. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of tungsten, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within Portugal will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

Approval

The Board of Directors of the Company has approved the disclosure contained in this interim MD&A.

A copy of this MD&A will be provided to any applicant on request.

END